July 14, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications

and Services

100 F Street NE

Washington, D.C. 20549-3561

Attention: Nicholas O’Leary and Jane Park

Re:	Energy Exploration Technologies, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed April 28, 2023

File No. 024-11823

Dear Mr. O’Leary and Ms. Park,

On behalf of our client Energy Exploration Technologies, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated May 26, 2023, with respect to the Offering Statement on Form 1-A Post-qualification Amendment No. 1 filed on April 28, 2023 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated May 26, 2023, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

Post-Qualification Offering Circular Amendment No. 1

Summary, page 2

1.

Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that all investors will understand the disclosure. For example, please briefly explain what you mean by mixed matrix membranes, solid-state and quasi solid-state batteries.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

July 14, 2023

Response:

The Company respectfully acknowledges the comment. In the Business Summary section on page 2, the Company has provided updated and simplified descriptions of the technical terms used in the Company’s business.

2.

Given the status of development and limited disclosure on page 33 of your solid-state battery program, it seems premature to highlight this program prominently in your Summary. If material, please expand your disclosure in this section and on page 33 to provide a more fulsome discussion of this program. Alternatively, please balance your disclosure in the Summary relating to your solid-state battery technology.

Response:

The Company respectfully acknowledges the comment. In the Description of Business section on page 33, the Company has provided additional disclosure regarding its solid-state battery program for a more detailed discussion of the program.

Risks Related to Our Business, page 3

3.

We note your risk factor disclosure on page 9 that your technology and product offerings is dependent on limited key suppliers. Please expand your disclosure here to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response:

The Company respectfully acknowledges the comment. The Company has removed this language on page 9 as it is not currently dependent on availability of raw materials and limited principal suppliers.

Use of Proceeds, page 27

4.

We note your disclosure that if you raise the Maximum Amount in the offering you will have sufficient capital to finance your operations at least through the end of 2024. You also disclose that if you do not receive full Maximum Offering there will be delays in the milestone achievements. As this is a best-efforts offering, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, and 75%) to supplement the current 100% presentation.

Response:

The Company respectfully acknowledges the comment. The undersigned discussed this comment with SEC Examiner Nicholas O’Leary on May 5, 2023, who agreed that the Company’s current disclosure addresses the SEC Staff’s concerns.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

July 14, 2023

Description of Business, page 30

5.

We note your disclosure on page 9 that you are largely dependent on a limited number of key customers that currently hold a majority of the market share in the lithium extraction market. You also disclose on page 32 that you have signed material transfer agreements with certain customers as part of the brine testing. Please expand your disclosure of your key customers, including a brief description of the material terms of your agreements with such customers. Please also file the agreements as an exhibit to the registration statement as required under Item 17.6(a) of Form 1-A or tell us why they are not material.

Response:

The Company respectfully acknowledges the comment. The Company has removed the referenced language as it is not currently dependent on key customers that currently hold a majority of the market share in the lithium extraction market.

LiTAS Technology, page 31

6.

We note your disclosure on page 31 that you work closely with the University of Texas and General Motors to exploit the technology covered by your patents and patent applications. Please advise if there is a licensing or collaboration agreement in place with General Motors, and if so, please provide a brief description of the material terms of the arrangement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 17.6(a) of Form 1-A.

Response:

The Company respectfully acknowledges the comment. The Company has removed this disclosure. Certain of the Company’s agreements with the University of Texas and General Motors are confidential. The Company will supply the agreements supplementally to the Staff upon the request of the Staff.

7.

We refer to your disclosure on page 37 that as part of the license agreement with the University of Texas, you were required to make annual fixed fee payments of approximately $25,000 plus royalty payments based on any revenue generated from the use of the licensed patents. Please expand your disclosure of the material terms of the license agreement, including the aggregate payments made to date under the license agreement, including the up-front or execution payments paid and/or milestone payments.

Response:

The Company respectfully acknowledges the comment. The Company has provided updated information on pages 33 and 37 in the Intellectual Property and Contractual Obligations sections respectively to include additional disclosure regarding the license agreement with University of Texas which was terminated. The Company has since entered into a confidential license agreement with the University of Texas at Austin (“UT”) for UT’s rights in intellectual property jointly owned with the Company. As part of the Patent Licensing Agreement, the Company agreed to issue UT 12,500 shares of common stock and agreed to pay UT a 3% royalty of Net Product Sales and 2% of Net Lease Sales of products that utilize licensed claims. The Company is obligated under the Patent Licensing

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

July 14, 2023

Agreement to maintain patent prosecution for the intellectual property, which pertains to battery framework technology and selective ion separation or transport methodology. Broad disclosure of the license agreement will require the consent of the University of Texas. The Company will supply the agreement supplementally to the Staff upon the request of the Staff.

Pilot Plant Deployment, page 32

8.

We refer to your statement on page 28 that “based on the success of [y]our first pilot facility, [you] will seek to install larger scale demonstration plants on site, or at regional test bed locations…” You also disclose on page 32 that “after the successful completion of the pilot testing protocols, [you] will move to a demonstration size facility that may come close to replicating the commercial size scale-up of [y]our operations.” Please revise to expand your disclosure of your three pilot plants and the pilot testing protocols including, but not limited to, a discussion of the design and scope of such protocols and the key factors and metrics that will be used to evaluate the success of the pilot facilities.

Response:    The Company respectfully acknowledges the comment. The Company’s pilot testing protocols vary based on the circumstances of the customer, however, on page 32, the Company has provided additional disclosure regarding the metric of success for the pilot testing protocols, as well as the methodology for determining the metric.

Intellectual Property, page 33

9.

We note your statement that you have an intellectual property portfolio that is comprised of a combination of patents and patent applications. Please revise to identify for each material patent and provisional patent application, as applicable, the scope and technology of each patent or patent application, whether the patents are owned or licensed, the type of patent protection, jurisdiction and expiration dates. In this regard, a tabular format may be useful.

Response:

The Company respectfully acknowledges the comment. On page 33, the Company has provided a table disclosing all of its material patents and provisional patent applications.

Competition, page 34

10.

We note your disclosure on page 34 you currently face, and will continue to face, competition in the development and marketing of your LiTAS technology from other DLE technology development companies. Please disclose whether any of your competitors developing DLE technology are also utilizing a mechanical separation process. Please also clarify whether any of your competitors are also developing solid state and quasi solid-state batteries.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

July 14, 2023

Response:

The Company respectfully acknowledges the comment. On page 34, the Company has provided updated disclosure regarding its competition in developing and marketing its direct lithium extraction and solid-state battery technologies.

Directors, Executive Officers and Significant Employees, page 40

11.	Please revise to provide the disclosure required by Items 10(b) and 10(c) of Form 1-A.

Response:

The Company respectfully acknowledges the comment. On pages 40 and 41 the Company has provided updated disclosure that Teague Egan is son to Michael Egan and updated business experience information for Geraldine Berkowitz and Stefon Crawford.

Compensation of Directors and Executive Officers, page 44

12.	Please revise to provide the aggregate annual compensation of the issuer’s directors as a group for the last completed fiscal year. Refer to Item 11(b) of Form 1-A.

Response:

The Company respectfully acknowledges the comment. The undersigned discussed this comment with SEC Examiner Nicholas O’Leary on July 13, 2023. On page 44 in the Compensation of Directors and Executive Officers table, the word “Director” has been removed from Teague Egan’s entry, as he did not receive compensation in his capacity as Director. Additionally, on page 44, the Company has provided disclosure that except as discussed in the Director Compensation section, no cash compensation has been paid to the Directors for director services during the year ended December 31, 2022.

Part II and III

Energy Exploration Technologies, Inc. Audited Financial Statements, page F-1

13.	Revise to include a signed Independent Auditors’ Report for the periods presented. Refer to Part F/S (c)(1)(ii) and (iii) of Form 1-A and Article 2-02 of Regulation S-X.

Response:

The Company respectfully acknowledges the comment. On pages F-2, F-3, and F-4, the Company has provided the signed Independent Auditor’s Report.

Note 11. Equity Transactions, page F-18

14.

Please Revise to reconcile the disclosures about capital contributions from Footnote 11 to the amounts included in the Statement of Changes in Stockholder’s Equity on page F-4 and the Statement of Cash Flows on page F-5.

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

July 14, 2023

Response:

The Company respectfully acknowledges the comment. On pages F-8 and F-21 of the Audited Financial Statements, the Company has corrected a rounding inconsistency and reconciled the disclosure about capital contributions in the Statement of Cash Flows.

General

15.

We note your disclosure that your Subscription Agreement contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims

Response:

The Company respectfully acknowledges the comment. On page 17, the Company has provided risk factor disclosure discussing the forum selection provision from the Subscription Agreement.

**************

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

July 14, 2023

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.

Very truly yours,
/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:	Mr. Teague Egan, Chief Executive Officer

Mr. Mayank Sharma, Chief Financial Officer

Ms. Geraldine Berkowitz, Vice President of Finance

Greenberg Traurig, LLP | Attorneys at Law

www.gtlaw.com